Exhibit 99.4
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the use in this Annual Report on Form 40-F of Hydrogenics Corporation of our Auditors’ Report dated February 20, 2006 relating to its consolidated balance sheets as at December 31, 2005 and its consolidated statements of operation and deficit and cash flows for each of the three years in the period ended December 31, 2005, which appear in this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
March 14, 2006